

May 21, 2013

Via E-Mail
Raymond Veldman
VP, Assistant General Counsel
SAIC Gemini, Inc.
1710 SAIC Drive
McLean, VA 22102

> **Re: SAIC Gemini, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed May 1, 2013**
> **File No. 001-35832**

Dear Mr. Veldman:

We have reviewed your letter dated April 30, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 44

1.   Please confirm that once the distribution ratio is known, the pro forma common stock information in your capitalization table will no longer be $-0-. Also, confirm that similar revisions will be made to your unaudited pro forma combined balance sheet.

Unaudited Pro Forma Combined Financial Statements, page 46

2.   We note your response to prior comment 5 where you state that at the time you request this Registration Statement to be declared effective, you expect to have a term sheet from lenders which confirms the material terms and the amount of indebtedness to be incurred. Please clarify whether the incurrence of such indebtedness is a condition to the separation and if so, please confirm that the debt agreements will be finalized prior to effectiveness. To the extent that such agreements may not be finalized prior to effectiveness, please

explain further how you determined that the pro forma adjustments related to such indebtedness meet the factually supportable criteria of Article 11(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 53

3.   Please explain further for us how the type of contracts awarded impacted the decrease in your booking and backlog for each of the last three fiscal years and revise your disclosures accordingly.

Notes to Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-7

4.   We note from your response to prior comment 15 that New SAIC is comprised of components of the Defense Solutions Group and the Health, Energy and Civil Solutions Group, which collectively form Parent's technical, engineering and enterprise information technology services business. Please explain further how you determined which components from each of these Groups to transfer to New SAIC and tell us how you concluded that such components represented a discrete portion of Parent's overall business. In this regard, please clarify whether the components represent discrete business units that were separately managed and evaluated or whether you allocated specific contracts to the historical operations of the transferred business and how you determined such allocation. In your response, please also clarify the extent to which the components of the business that were transferred will be operated autonomously both before and after the spin-off, and the extent to which these businesses share common facilities and costs. Also, describe further for us the components of these Groups that were not transferred as part of the separation agreement and why you believe they should not be considered part of the discrete operations transferred.

Note 10. Business Segment Information, page F-25

5.   We note from your response to prior comment 18 that the substantial majority of both the Technical and Engineering Services segment and the Enterprise IT segment revenues are derived from services provided through contractual arrangements with the U.S. government. We further note that a substantial majority of Parent's revenues are similarly provided through contractual arrangements with the U.S. government. Please explain further how the characteristics of the Parent's operating segments differ from the characteristics of the company's operating segments such that the company's operating segments are aggregated while the Parent's segments are not.

<u>Timekeeping Contract with City of New York, page F-25</u>

6.   In your response to prior comment 20 you state that the business operation which negotiated, managed and performed on the CityTime contract is not a component of the Registrant and is not aligned with the Registrant's focus on services. However, your disclosures on page 24 state that the businesses that now comprise New SAIC and similar businesses within Parent have in the past resulted in litigation against Parent, including a $540 million dollar loss that Parent realized in connection with its CityTime contract. Please reconcile these statements.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact me, at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief

cc: <u>Via E-Mail</u>
        Paul Greiner